FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule

13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is the translation of the original press release in Spanish, dated March 12, 2007, pertaining to the financial condition and results of operations for year end and for the quarter ended December, 2007. The consolidated financial information of the registrant included in the press release were prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter and year ended December 31, 2007.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

Net income of Bs. 164.7 billion in fourth quarter 2007

Cantv ended 2007 with sustained growth in all of its business segments

Mobile customer base increased 20% compared to fourth quarter 2006 to reach over 9.5 million customers. Broadband subscribers grew by 61.5% to total 754.6 thousand customers while fixed telephony, excluding broadband, increased 23.1% expanding the customer base to 4.2 million customers.

Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) (BVC: TDV.d) reported sustained growth in all of its Business segments.

The new Cantv’s customers bases grew in all segments in fourth quarter 2007, obtaining an increase in mobile lines of 20.0%, totaling more than 9.5 million customers compared to fourth quarter 2006; while broadband increased by 61.5% to 754.6 thousand customers. On the other hand, fixed telephony customers, excluding broadband, increased by 23.1% to over 4.2 million subscribers compared the same year ago period.

Mobile telephony reflected significant increases in its operating results for fourth quarter 2007, a growth in its customer base of over 1.6 million subscribers, a 30.0% increase in mobile traffic to reach a total of 2.8 billion minutes (incoming and outgoing); while over 3.8 billion text messages were sent representing an increase of 25.6% over the same period in 2006.

Penetration of services

Higher penetration in telecommunications services was leveraged by significant capital expenditures in line with Cantv’s expansion plan. During 2007, capital expenditures totaled Bs. 1,536.2 billion, which include a down payment of Bs. 129.0 billion for the acquisition of a concession for mobile telephony for the use of the radio electric service in the 1900 MHz band and Bs. 157.3 billion for the deployment of the new GSM network for mobile telephony, which will contribute towards strengthening the mobile network’s growth program and expansion of coverage throughout the country.

In the broadband business, capital expenditures were focused on the deployment of backbone and data networks to sustain growth in ADSL. In fixed telephony, capital expenditures were focused on the substitution of analog switches with new generation networks (NGN), as well as the expansion of the access network for fixed telephony lines, and the modernization plan for public telephony and information systems.

Financial results

Net operating revenues totaled Bs. 8,319.6 billion for year end 2007, an increase of Bs. 1,521.9 billion, (22.4%) over 2006.

Mobile, broadband and fixed service revenues excluding broadband represented 49.8%, 35.9% and 14.3% of total revenues, respectively.

In 2007 the Company’s fixed telephony revenues, excluding broadband, increased by Bs. 300.2 billion (11.2%) to Bs. 2,981.1 compared to 2006. In the fixed telephony segment, excluding broadband, local service revenue posted, Bs. 966.1 billion, an increase of Bs. 45.5 billion (4.9%) compared to 2006. Domestic long distance (DLD) revenue reflected an increase of Bs. 19.6 billion (6.9%), to Bs. 303.9 billion compared to 2006 and International long distance service revenue showed an increase of Bs. 24.2 billion (19.8%) to Bs. 146.1 billion over year end 2006. Interconnection outgoing fixed to mobile revenues increased by Bs. 69.7 billion (7.5%) to Bs. 992.5 billion, while interconnection incoming revenues decreased by 3.4%.

Broadband revenues increased by Bs. 319.4 billion (36.5%) to Bs. 1,193.5 billion compared to 2006.

Mobile revenues also increased by Bs. 902.5 billion (27.8%) in 2007 to Bs. 4,145.0 billion compared to 2006. This growth was primarily due to airtime and text messaging services.

Operating expenses

Total operating expenses, excluding depreciation and amortization, increased by Bs. 1,579.3 billion (31.3%) totalizing Bs. 6,619.1 billion for year end 2007 compared to the previous year. This increase was primarily attributable to an additional expense of Bs. 362.2 billion for pension liabilities as a result of the Supreme Court ruling, a Master Agreement (Acuerdo Marco) and an incentive bonus (Bono Solidario) granted to the retirees and pensioners. In addition to this, the cost of sales of equipment and network maintenance expenses increased.

Earnings before interests, tax, depreciation and amortization (EBITDA) decreased by 3.3 % to Bs. 1,700.5 billion compared to 2006, while EBITDA margin reached 20% compared to 26% in 2006.

Depreciation and amortization expenses increased by 12.5%, compared to 2006, to Bs. 965.8 billion.

Cantv reported net income of Bs. 164.7 billion in fourth quarter 2007, a 57.3% decrease compared to the same period in 2006. For year end 2007, net income totaled Bs. 1,023.9 billion, a Bs. 106.5 billion (9.4%) increase over the previous year. Net income was 12.1% higher than the budget for year end 2007, considering the levels of revenues and expenses during the year.

Free cash flow for year end 2007 totaled Bs. 576.0 billion, 15.9% lower than Bs. 685.2 billion recorded in 2006.

In 2007 the Company reduced its tariffs in 20% in the cost of calls from its mobile segment and 20% in calls from fixed to mobile operators.

On March 10, 2008, Cantv’s Board of Directors proposed the payment of an ordinary dividend of Bs. 757.14 or Bs.F. 0.75714 per share (Bs. 5,299.98 or Bs.F. 5.29998 per ADS equivalent to US$ 2.465) and an extraordinary dividend of Bs. 127.04 or Bs.F. 0.127 per share (Bs. 889.28 or Bs.F. 0.88928 per ADS equivalent to US$ 0.414). These dividends are subject to shareholders’ approval at the Annual Shareholders’ Meeting, which is expected to be held on March 31, 2008.

As dividends are paid in bolivars, the conversion of dividend payments to US dollars for ADS holders are subject to approval from the Commission for the Administration of Foreign Currency “CADIVI” due to the currency exchange restrictions, which were implemented in January 2003. In consequence, the payment date in US dollars to ADS holders will depend on the date of submission of all required documents to CADIVI and the approval process.

For additional information of the Company’s results please refer to the corporate web page (www.cantv.com.vw), investor section - reports.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Alexander Sarmiento
Alexander Sarmiento
Interim Chief Financial Officer

Date: March 12, 2008